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                            March 17, 2022

       James G. Dempsey
       Executive Vice President and Chief Financial Officer
       Frontier Group Holdings, Inc.
       4545 Airport Way
       Denver, CO 80239

                                                        Re: Frontier Group
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 8-K Filed
February 7, 2022
                                                            File No. 1-40304

       Dear Mr. Dempsey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1. Business, page 3

   1. You disclose that in order to enhance your brand and drive revenue growth, you intend to continue to deliver a
higher-quality flight experience than historically offered by ultra low-cost carriers
globally and generate customer loyalty by providing customers a dependable, reliable,
on-time and friendly travel experience. Please expand the
                                                        disclosure, here or
elsewhere in your filing, to describe and quantify for the periods presented the metrics
you use to evaluate whether you are delivering a    higher-quality
                                                        flight experience
and generating    customer loyalty   . See SEC Release 34-88094
                                                        Commission Guidance on
Management   s Discussion and Analysis of Financial Condition
                                                        and Results of
Operations.
 James G. Dempsey
FirstName  LastNameJames   G. Dempsey
Frontier Group Holdings, Inc.
Comapany
March      NameFrontier Group Holdings, Inc.
       17, 2022
March2 17, 2022 Page 2
Page
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 Reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, page 75

2. We note your presentation of adjusted CASM (excluding fuel) and adjusted CASM including net interest. Please disclose the reasons why management believes the presentation of these non-GAAP financial measures provide useful information to investors. Additionally, to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C))
         and (D) of Regulation S-K.
Form 8-K Filed February 7, 2022

Reconciliation of Non-GAAP Financial Information, page 2

3. You present diluted earnings (loss) per share in Adjusted Non-GAAP columns on page 2.
         Please provide a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i) of Reg. S-K and Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Tony Richmond